Filed Pursuant to Rule 433
Registration No. 333-195697

WELLS FARGO & COMPANY

TERM SHEET

2.222% Notes Due March 15, 2021

Issuer:	Wells Fargo & Company (“Issuer” or “WFC”)

Issue:	2.222% Notes due March 15, 2021 (the “Notes”) issued pursuant to a Prospectus dated May 5, 2014, as supplemented by a Prospectus Supplement dated March 8, 2016 and a Canadian Wrapper dated March 8, 2016 (collectively, the “Canadian Offering Memorandum”)

Expected Ratings*:	DBRS: AA

Moody’s: A2

S&P: A

Principal Amount:	C$1,000,000,000

Issue Price:	C$100.00

Net Proceeds:	C$996,500,000

Price Date:	March 8, 2016

Settlement Date:	March 15, 2016 (T+5)

Maturity Date:	March 15, 2021

Day Count Convention:	Actual/Actual (Canadian Compound Method). For a full semi-annual interest period, interest will be computed on the basis of a 360-day year of twelve 30-day months. For an interest period that is shorter than a full semi-annual interest period, interest will be computed on the basis of a 365-day year and the actual number of days in such interest period.

Coupon:	2.222%

Issue Spread:	+157bps over the GoC Curve (CAN 0.75% 1MAR21 & CAN 3.25% 1JUN21)

+157bps plus a curve adjustment of 0.6bps plus a delay cost of 0.0bps over the CAN 0.75% 1MAR21 (priced at $100.51 to yield 0.646%)

Yield:	2.222%

Interest Payment Dates:	The Notes will bear interest from the settlement date up to, but excluding, March 15, 2021 at a fixed annual rate of 2.222%, payable in equal semi-annual installments on March 15 and September 15 in each year, with the first payment of interest due on September 15, 2016 and the last payment of interest due on March 15, 2021.

Ranking:	The Notes will be senior unsecured obligations of the Issuer and will rank equally with all of the Issuer’s other senior debt securities, as defined further in the Canadian Offering Memorandum.

Governing Law:	New York

Sales Restrictions:	This issue is available in each of the provinces of Canada only as a private placement to investors that are certain categories of “accredited investors” and in certain circumstances that are also “permitted clients”, each as set out in the Canadian Offering Memorandum. Resales in Canada will only be permitted pursuant to an exemption from the prospectus requirements of applicable provincial securities laws.

Form of Notes:	The Notes will be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”).

Denomination:	The Notes will be denominated in Canadian dollars with minimum denominations of C$5,000 and integral multiples of C$1,000 in excess thereof. Payments on the Notes will be made in Canadian dollars. If Canadian dollars are unavailable for a payment on the Notes due to circumstances beyond the Issuer’s control, payments on the Notes will be made in U.S. dollars.

Business Day:	Toronto and New York

Syndicate:	RBC Dominion Securities Inc., Wells Fargo Securities Canada, Ltd., CIBC World Markets Inc. and TD Securities Inc. (Joint Bookrunners)

BMO Nesbitt Burns Inc., National Bank Financial Inc. and Scotia Capital Inc. (Co-Managers)

CUSIP / ISIN:	949746RU7 / CA949746RU79

Method of Distribution:	Underwritten

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling RBC Dominion Securities Inc. at 416-842-6311, Wells Fargo Securities Canada, Ltd at 416-607-2919, CIBC World Markets Inc. at 800-282-0822 or TD Securities Inc. at 800-263-5292.